UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-31528

IAMGOLD Corporation
(Translation of registrant's name into English)

150 King Street West; Suite 2200
Toronto, Ontario, Canada M5H 1J9
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F ☒ Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description
99.1	NI 43-101 Technical Report on the Nelligan Gold Project, Québec, effective December 31, 2024
99.2	Consent of Qualified Person - Marie-Christine Gosselin
99.3	Consent of Qualified Person - Lance Engelbrecht

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
(Registrant)

Date: April 3, 2025	By:	/s/ Annie Torkia Lagacé
Annie Torkia Lagacé
	Title:	Chief Legal and Strategy Officer